UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission file number 0-24617

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K      [   ] Form 11-K      [   ] Form 20-F      [   ] Form 10-Q      [   ] Form 10-N-SAR

For Period Ended: September 25, 1999

[   ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q        [   ] Transition Report on Form 20-F        [   ] Transition Report on Form 11-K        [   ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: IDG BOOKS WORLDWIDE, INC.

Former Name If Applicable:

919 EAST HILLSDALE BLVD.
SUITE 400, FOSTER CITY, CA 94404
(Address of Principal Executive Offices including Zip Code)

Part II - Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]     (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant has not finalized its provision for its ESOP (Employee Stock Ownership Plan) for the fiscal year ended September 25, 1999 and accordingly has not finalized its financial statements.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

James A. Doehrman                (650)                    653-7000
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(Name)                           (Area Code)            (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes         [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes         [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IDG BOOKS WORLDWIDE, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 1999

By:	/s/ James A. Doehrman

James A. Doehrman
Vice President and Chief Financial Officer